

June 11, 2019

Jean-Marc Germain
Chief Executive Officer
Constellium N.V.
Tupolevlaan 41-61
1119 NW Schiphol-Rijk
The Netherlands

      Re: Constellium N.V.
         Registration Statement on Form F-4
         Filed June 3, 2019
         File No. 333-231906

Dear Mr. Germain:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing and
                       Construction

cc: Elina Tetelbaum